Deutsche Bank Re-segmentation and Non-Core Operations Unit (NCOU) Analyst call Frankfurt, 13 December 2012 Exhibit 99.2

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13 December 2012
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Key messages
2
— New segmental structure reflects progress on key elements of Strategy
2015+
— NCOU established in 4Q2012
— Single, integrated AWM division
— Refinement in allocation of coverage expenses between CB&S and
GTB
— NCOU fully operational
— Governance structure and relationship with the core businesses defined; financial reporting set up
— EUR 122 bn assets (per 30 Sep 2012) are in NCOU; pro-forma Basel 3
RWA equivalent of EUR 125 bn
— Risk profile well-understood and managed
— Published targets of capital roadmap by 31 March 2013 reaffirmed:
— Reduction in non-core assets to approx. EUR 90 bn pro-forma Basel 3
RWA equivalent
— 8% pro-forma Basel 3 Core Tier 1 ratio fully loaded

financial transparency. NCOU Analyst Call 13 December 2012 Deutsche Bank Investor Relations Agenda 1 Deutsche Bank re-segmentation 2 Establishment of NCOU 3 NCOU risk profile 3 financial transparency. NCOU Analyst Call
13 December 2012
Deutsche Bank
Investor Relations
New Deutsche Bank – Overview of changes in
segment composition
4
(1) Adjustment to coverage cost allocation following further integration of these activities under Project Integra
1
2
3
Reassignment of management responsibilities for non-core operations
Changes to the allocation of coverage costs to reflect new organizational responsibilities
(1)
Reassignment of management responsibilities for asset-gathering business
GTB CB&S AWM PBC C&A CI
Non-Core
Operations
Unit
Operating Businesses
GTB CB&S AWM PBC C&A
1
3
New segmentation will take effect in 4Q2012 reporting

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Detailed re-segmentation effects
Corporate Banking & Securities
5
FY2011 9M2012
(in EUR m, unless stated otherwise)
Old Structure
(as reported)
Establishment
of NCOU Other
New
structure (1)
Old Structure
(as reported)
Establishment
of NCOU Other
New
structure (1)
Total net revenues 14,885 (53) (723) 14,109 13,051 (117) (715) 12,218
Provision for credit losses (304) 214 (0) (90) (474) 411 0 (63)
Total noninterest expenses (11,649) 805 502 (10,341) (9,820) 609 550 (8,661)
Noncontrolling interests (27) 5 0 (21) (20) 4 (0) (15)
Income (loss) before income taxes 2,905 971 (220) 3,657 2,737 907 (166) 3,479
Risk-weighted assets (at period end) (2), (3) 228.7 (71.1) (2.3) 155.3 208.5 (63.4) (1.8) 143.3
Average active equity (3) 22.7 (7.9) (0.4) 14.4 26.8 (7.6) (0.4) 18.8
— Financials affected by re-segmentation of EUR 69 bn (as of June 2012) of assets into NCOU
— Non-interest expenses transferred to the NCOU are signifcantly impacted by litigation charges
(settlements /provisions)
— In addition, financials affected by
— Re-assignment of management responsibilities for asset-gathering businesses to AWM
— Re-allocation of coverage costs
(1) Preliminary as of 13 December 2012
(2) As reported under Basel 2.5
(3) In EUR bn

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Detailed re-segmentation effects
Global Transaction Banking
6
FY2011 9M2012
(in EUR m, unless stated otherwise)
Old Structure
(as reported)
Establishment
of NCOU Other
New
structure (1)
Old Structure
(as reported)
Establishment
of NCOU Other
New
structure (1)
Total net revenues 3,608 - - 3,608 2,940 - - 2,940
Provision for credit losses (158) - - (158) (115) - - (115)
Total noninterest expenses (2,328) - (83) (2,411) (1,835) - (61) (1,896)
Noncontrolling interests - - - - - - - -
Income (loss) before income taxes 1,122 - (83) 1,039 990 - (61) 929
Risk-weighted assets (at period end) (2), (3) 27.0 - - 27.0 27.6 - - 27.6
Average active equity (3) 3.1 - - 3.1 3.0 - - 3.0
— Financials affected by refinement of the allocation of coverage costs to reflect new organizational responsibilities (i.e. EUR ~(80) m from CB&S for FY2011)
(1) Preliminary as of 13 December 2012
(2) As reported under Basel 2.5
(3) In EUR bn

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Detailed re-segmentation effects
Asset & Wealth Management
7
FY2011 9M2012
(in EUR m, unless stated otherwise)
Old Structure
(as reported)
Establishment
of NCOU Other
New
structure (1)
Old Structure
(as reported)
Establishment
of NCOU Other
New
structure (1)
Total net revenues 3,762 (208) 723 4,277 2,745 (95) 715 3,366
Provision for credit losses (55) 33 0 (22) (28) 13 (0) (15)
Total noninterest expenses (2,941) 48 (419) (3,313) (2,478) 36 (489) (2,931)
Noncontrolling interests 1 (1) (0) (0) 3 (2) 0 0
Income (loss) before income taxes 767 (128) 303 942 241 (47) 227 421
Risk-weighted assets (at period end) (2), (3) 16.3 (4.0) 2.3 14.6 13.9 (3.3) 1.8 12.4
Average active equity (3) 5.7 (0.4) 0.4 5.7 5.8 (0.3) 0.4 5.9
— Financials affected by re-assignment of management responsibilities for certain asset-gathering businesses to AWM
— Additional financial impact due to the re-segmentation of EUR 2 bn (as of June 2012) of assets into NCOU
(1) Preliminary as of 13 December 2012
(2) As reported under Basel 2.5
(3) In EUR bn

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Detailed re-segmentation effects
Private & Business Clients
8
FY2011 9M2012
(in EUR m, unless stated otherwise)
Old Structure
(as reported)
Establishment
of NCOU Other
New
structure (1)
Old Structure
(as reported)
Establishment
of NCOU Other
New
structure (1)
Total net revenues 10,617 (224) - 10,393 7,480 (342) - 7,138
Provision for credit losses
(1,309) 124 - (1,185) (665) 101 - (564)
Total noninterest expenses
(7,336) 209 - (7,128) (5,469) 148 - (5,322)
Noncontrolling interests (190) 12 - (178) (42) 27 - (15)
Income (loss) before income taxes
1,782 120 - 1,902 1,303 (67) - 1,236
Risk-weighted assets (at period end) (2), (3)
95.5 (16.8) - 78.6 92.5 (16.4) - 76.1
Average active equity (3)
13.7 (1.6) - 12.1 13.6 (1.5) - 12.0
(1) Preliminary as of 13 December 2012
(2) As reported under Basel 2.5
(3) In EUR bn
(4) Greece, Italy, Ireland, Portugal, Spain
— Financials affected by re-segmentation of EUR 44 bn (as of June 2012) of assets and EUR 56 bn liabilities into NCOU
— P&L mainly driven by revenue impacts related to sales/impairments of the GIIPS bonds (4) portfolio
(especially Greek bonds in 2011) and the Structured Credit Portfolio (SCP)

financial transparency. NCOU Analyst Call
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Detailed re-segmentation effects
NCOU
9
(1) Preliminary as of 13 December 2012
(2) As reported under Basel 2.5
(3) In EUR bn
— Corporate Investments in its entirety is now part of NCOU
— Total non-interest expenses comprise significant special charges, such as litigation related settlements and provisions, as well as specific CI impairments (e.g. Cosmopolitan)
— Adjusted for these significant items, we expect the NCOU to have a cost run-rate of approximately
EUR 0.5 bn per quarter (of which EUR 0.3 bn was the historical run-rate of CI)
FY2011 9M2012
(in EUR m, unless stated otherwise)
CI
(as reported)
From CB&S,
AWM and PBC NCOU (1)
CI
(as reported)
From CB&S,
AWM and PBC NCOU (1)
Total net revenues 394
485 879
507
554 1,061
Provision for credit losses (14)
(371) (385)
(4)
(525) (529)
Total noninterest expenses (1,492)
(1,062) (2,554)
(983)
(793) (1,776)
Noncontrolling interests 2
(16) (14)
7
(29) (22)
Income (loss) before income taxes (1,111) (963) (2,074) (473) (793) (1,266)
Risk-weighted assets (at period end) (2), (3) 11.8 92.0 103.8 11.2 83.1 94.3
Average active equity (3) 1.4 10.0 11.4 1.3 9.5 10.8

financial transparency. NCOU Analyst Call 13 December 2012 Deutsche Bank Investor Relations Agenda 1 Deutsche Bank re-segmentation 2 Establishment of NCOU 3 NCOU risk profile 10

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Non-Core Operations Unit – Rationale and governance
— Improve external transparency on non-core positions
— Increase management focus on underlying operating businesses
— Accelerate de-risking
Rationale
Governance
Organization
Mandate
— New business segment of Deutsche Bank Group
— One-time, irreversible assignment of assets to the business segment – ring-fenced but with no change in legal entity
ownership
— Management team defined and in place
— Aligned incentives and de-risking objectives
— Manage assets to achieve deleveraging to free up capital
— Protect shareholder value
— Success measured on achieving de-risking and capital relief
— Specific KPIs developed to track progress
11

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Organizational setup
12
Governance structure Overview
— Global Head of NCOU directly
accountable to Management
Board
— NCOU ExCo responsible for
coordinating resources / Group
functions
— Chaired by Global Head of
NCOU
— Dedicated, senior control
heads in NCOU ExCo with
reporting lines to respective
Board members
— Sending business functions
not part of NCOU ExCo
Control functions Business functions
Management
Board
Member
Head of
Operating Assets
Head of
Wholesale
Assets
NCOU
COO
NCOU
CRO
NCOU
CFO
Head of
NCOU
Legal
NCOU Executive Committee (ExCo)
Global Head
of NCOU

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Selection criteria for non-core positions
13
Assets materially affected by business environment or regulatory changes
Earmarked for de-risking
— Assets in run-off mode
— Exit already identified as preferred route
1
2
3
4
5
Non-core operations for Deutsche Bank going forward (i.e. no client business relevance)
Significant capital absorption with low returns
Liabilities of businesses in run-off or dedicated to assets selected for NCOU
Suitable for separation
— Better management possible outside of existing business unit
— Limited operational issues making separation from current organization relatively seamless
6

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NCOU portfolio overview
14
CB&S legacy portfolio
Postbank (PB) Structured Credit Portfolio (SCP),
GIIPS bonds
PB Repo with balance sheet leverage
— Non-strategic balance sheet leverage driven Repo
Non-core loan portfolios
— Selected loan portfolios, no longer core products or
In EUR bn
Key positions (non-exhaustive)
Key financials (as of 30 June 2012)
(1) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%
(1)
— Sal. Oppenheim (SOP) assets in run-off
— SOP workout credit portfolios
— Exit of participations
— Entire CI portfolio, e.g. Cosmopolitan, Maher, BHF-
Bank
— SCP and GIIPS bonds in run-off mode since 2008/09
markets for PBC’s proposition
matched book
— Correlation and capital intensive securitization
positions
— Monoline positions
— All IAS 39 reclassified assets
69
106
44
19
22
13
2
4
137
141
Assets Pro-forma Basel 3
RWA equivalent
AWM CI PBC CB&S
AWM non-core
50%
32%
16%
2%
3%
9%
13%
75%

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NCOU portfolio evolution since June 2012 and outlook
15
Pro-forma Basel 3 RWA equivalent
(1)
Note: Numbers may not add up due to rounding
(1) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%
In EUR bn
Sending business divisions:
30 June 2012 30 September 2012 31 March 2013 (target)
AWM CI PBC CB&S
106
90
~70
19
18
~13
13
13
~5
4
4
~2
141
125
~90

financial transparency. NCOU Analyst Call 13 December 2012 Deutsche Bank Investor Relations Agenda 1 16 3 NCOU risk profile 2 Establishment of NCOU Deutsche Bank re-segmentation

1.8
18.8
10.1
7.5
2.4
15.8
6.6
34.9
4.5
19.8

2.6
17.2
1.7
7.7
18.3
24.3
1.5
14.8
2.4
11.9

financial transparency. NCOU Analyst Call
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Overview of the NCOU portfolio
In EUR bn, as of 30 Sep 2012
2010 DB Blue template
17
— NCOU portfolio primarily comprises already disclosed assets – it is not a ‘bad bank’
— Diversified assets partially with high capital requirements but low RoA/RoE
— Expected LLPs p.a. amount to ~1% of loans
(5)
(total loans: EUR 54 bn)
Total adjusted assets (1) (Total: EUR 122 bn)
In EUR bn, as of 30 Sep 2012
(Total: EUR 125 bn)
IAS 39 re-
classified
assets
Other trading
positions
Other
loans
Monolines
(3)
Credit
trading –
correlation
book
CI CI
6
1
2
3
4
CB&S PBC CI AWM
(1) Total assets according to IFRS adjusted for netting of derivatives and certain other components
(2) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%.
Breakdown excludes EUR 22.6 bn related to operational risk RWA
(3) Includes bonds wrapped by monolines
(4) Includes EUR 7.6 bn capital deduction items from securitization assets
(5) Includes potential LLPs from accelerated de-risking based on current plan
AWM
AWM
17
PBC: Postbank
non-core
IAS 39 re-
classified assets
Other loans
Monolines
Credit
trading –
correlation
book
Other trading
positions
(4)
1
2
3
4
6
7
5
7
5
Other
Other
PBC: Other
PBC: Postbank
non-core
PBC: Other
Pro-forma Basel 3 RWA equivalent (2)

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18
Carrying value, in EUR bn
Carrying
value,
in EUR bn In %
Leverage Finance 0.6 15
Commercial real estate 1.5 40
— EU 1.2 33
— Other 0.3 7
ABS (mainly CDOs) 1.4 39
— European mortgages 1.0 26
— US 0.3 9
— US RMBS / Other 0.1 4
US municipalities 0.2 6
Total higher risk
portfolio
3.6 100
0.8 0.8 0.3
Assets by risk category (CV & valuation gap) Higher risk portfolio by asset type
30 Sep 2012 CV/FV gap
(vs. peak of EUR 6.7 bn in Mar
2009 and EUR 2.4 bn in Jun
2012)
1.9
Medium
risk
Lower risk
10.1
30 Sep
2012
(2)
Higher
risk
31 Mar
2009
30 Jun
2012
38.0
22.0
18.8
1
Note: CV = Carrying value net of loan loss allowance (LLA), FV = Fair value. Figures may not add up due to rounding.
(1) Assets originally reclassified in 2008/2009; 100% loans (2)        Net of LLPs (3)         Internal ratings
(4) CV sold figure is CV at reclassification date (EUR 6.2 bn CV at disposal date)
(5) Does not include potential LLPs from accelerated de-risking; forecasted incremental loss down from EUR ~500 m in 2Q mainly driven by asset disposals
(51)%
IG rating (3)
iBB range (3) Below iB+ & NR (3)
— IAS 39 portfolio decreasing and >50% IG rated; higher risk sub-portfolio (EUR 3.6 bn, down 33% qoq) either diversified or adequately reserved
— Since reclassification, EUR 7.0 bn CV sold at a net cost of EUR 472 m
(4)
representing only 7% of initial CV
— Limited concentration with potential for LLP increases of EUR ~325 m
(5)
over the remaining lifetime across all portfolios,
only representing ~17% of CV/FV gap
IAS 39 reclassified assets
(1)
Portfolio significantly reduced, higher risk assets manageable
5.0
3.6

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19
Other loans (non IAS 39 reclassified)
Portfolio well diversified, higher risk assets manageable
Assets by risk category Portfolio by assets
Higher risk Medium risk Lower risk 30 Sep 2012
(1)
IG rating
(2)
iBB range
(2)
iB & below
(2)
Net loans, in EUR bn, as of 30 Sep 2012
19
Note: Numbers may not add up due to rounding
(1) Net of LLPs
(2) Internal ratings
(3) Based on contractual maturity dates
7%
Other
Mortgages
Asset finance
Collateralized structured loans
6.5
64% 15% 21%
8%
27%
53%
CRE
— Overall satisfactory portfolio quality with 64% IG rated. Portfolio diversified across ~5,000 names with larger exposures geared towards better rated clients. 44% with roll-off profile within 24 months (3)
— Higher risk bucket includes two large collateralized CRE exposures, adequately reserved, limiting further downside; additional EUR 525 m of highly diversified UK residential mortgages
— Remaining higher risk assets well diversified across ~3,000 names, with ~50% maturing <1 year and an additional ~15% maturing <2 years (3) ; supported by adequate LTVs
10.1
1.5
2.1
4%

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20
Monolines
Portfolio significantly reduced, exposure dynamically reserved
1.9
0.5
Non-IG
1.0
0.7
0.3
IG
3.5
2.6
0.9
31 Dec
2011
4.1
2.9
1.1
31 Dec
2008
8.3
6.1
2.2
30 Sep
2012
Exposure reserves Portfolio development
Exposure, in EUR bn
(1)
In EUR bn, as of 30 Sep 2012
Fair value after CVA CVA
Fair value after CVA
CVA
53%
15%
17%
14%
— Exposure reduction benefited from improved asset valuations, portfolio run-off and voluntary commutations
— 73% of existing net exposure is to highest rated monoline (AA-/Aa3); remainder on lower risk pool of underlying assets (no sub-prime/Alt-A RMBS)
— Portfolio dynamically reserved; additional EUR 0.7 bn incremental CVA estimated in a stress case scenario (~45%
monoline spread widening, ~55% reduction in underlyings & ~15% USD strengthening vs. EUR)
Note: Figures may not add up due to rounding.
(1) Excludes indirect counterparty exposure to monoline insurers relating to wrapped bonds
(2) Other includes Project Finance, Military Housing, Aircraft, Public Sector, Corp CDO
3
(58%)
20
30 Jun
2012
3.9
2.9
1.0
1%
Student
loan
Other (2)
2.5
22% CVA 33% CVA

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Credit trading – Correlation book
Significantly reduced since 2009
21
Portfolio development
Outstanding notional, in EUR bn
— Significant focus on credit correlation for de-risking and unwinds post 2009
— As a result 70% reduction in notional size with market risk metrics down ~90% (VaR) and ~70%
(EC)
— Portfolio substantially rolls off within 3 years
Development of key risk metrics, in EUR m
Dec 2009 Jun 2010 Dec 2010 Jun 2011 Dec 2011 Sep 2012
Economic capital (rhs)
200
31 Dec 2009 Unwound Matured 30 Sep 2012
90
50
60
(45)%
(25)%
30%
Risk development
(70)%
200
400
600
800
1,000
-
20
40
60
80
100
VaR (lhs)
4

2010 DB Blue template
22 22
Assets by risk category
Higher risk portfolio by
asset type
Fair value, in EUR bn, as of 30 Sep 2012
Higher Risk
2.2
Medium Risk Low Risk
9.2
Total
IG rating
(1)
iBB range
(1)
iB & below
(1)
Other
22%
Bonds
21%
Traded
loans
57%
58% 28% 14%
(1) Internal ratings
15.8
4.4
9.2
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Other trading positions
5
— Overall satisfactory portfolio quality with 58% IG rated. Portfolio diversified across ~14,000 names
— Top higher risk assets comprise two collateralized CRE assets (fair valued) and one hedged EM sovereign bond
— Remainder well diversified across ~3,500 names, with no other major concentrations

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PBC non-core portfolio
De-risking via targeted capital intensive assets sale & near term roll-offs
Non-core asset breakdown (EUR 39 bn) Non-core RWA equivalent breakdown (EUR 18 bn)
As of 30 Sep 2012
As of 30 Sep 2012, under pro-forma Basel 3
6
23
(1) Includes dedicated investment portfolios (high yield, corporate bonds, non-German municipal bonds)
(2) Exposures to financial institutions, corporates and covered bonds
20%
Selected foreign
residential mortgages
15%
Selected CRE
Postbank
13%
GIIPS bonds
Postbank
(2)
7%
Others
Other financial
investments
(1)
30%
Repo
Postbank
2%
Structured Credit
Products (SCP) Postbank
GIIPS bonds Postbank
(2)
12%
Others
Other financial
investments
(1)
0%
Repo
Postbank
12%
Structured Credit
Products (SCP) Postbank
21%
Selected foreign
residential mortgages
23%
Selected CRE
Postbank
6%
— Targeted de-risking of higher capital intensive Structured Credit Products, Investment portfolios and selected CRE assets (EUR 11.7 bn or 30% of total assets consume EUR
11.0 bn or 61% of total RWA equivalent)
— Regular roll-off of less capital intensive selected foreign loan portfolios, remaining GIIPS bonds and low risk, short-term repo (EUR 25.0 bn or 63% of assets consume EUR 4.9 bn or 27% of RWA equivalent)

financial transparency. NCOU Analyst Call
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In EUR bn
(1) Excludes Postbank originated securitizations (2)
(3) Portfolio view including hedges and accrued interests
Deep-dive on selected Postbank non-core portfolios
De-risking improves credit quality, further downside protection from PPA
Selected Commercial Real Estate
3.9
1.3
Carrying value
Delta-to-notional
AAA-A range
BBB range
Non-IG
Structured Credit Portfolio
(1)
GIIPS bonds
6
24
Comments
IG
Non-IG Investment loans
Development loans
1.2
4.3
Book Value (3)
(68)%
2.6
1.5
Fin. instit.
Covered
Sovereign
0.7
0.3
0.2
— Structured Credit Portfolio:
Material de-risking achieved
while improving asset quality
— Selected Commercial Real
Estate:
Diversified portfolio with no
single large concentration;
adequately LLP provisioned
(>25% covered)
— GIIPS bonds:
Significant reduction
achieved, ~60% covered
bonds with the remainder of
strong issuer credit quality
(>98% IG)
(67)%
5.5
5.8
In EUR bn
In EUR bn
2.1
0.8
1.8
0.5
Dec 2010 Sep 2012
33% 34%
7%
16%
60%
50%
Dec 2010 Sep 2012
59%
72%
41%
28%
Dec 2010 Sep 2012
4.3
4.9
1.2
0.9
Dec 2010 Sep 2012
15.9
5.0
Dec 2010 Sep 2012 Spain Italy Ireland Portugal
2.3
0.8
0.6
per Sep 2012
LLP coverage ratio (LLPs over impaired loans) excluding additional PPA protection

THE COSMOPOLITAN

MAHER
TERMINALS

BHF BANK
PRIVAT SEIT 1854
BHF BANK
PRIVAT SEIT 1854

actavis

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13 December 2012
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(1) As of 30 September 2012
(2) Based on pro-forma Basel 3 RWA equivalent as of 30 September 2012
25
Corporate Investments
— CI characterized by large operating
assets: as of 30 September 2012,
over three quarters of RWA
(2)
concentrated in Cosmopolitan,
Maher, BHF and Actavis
— Focus on de-risking confirmed:
— Sale of Actavis to Watson
closed on 31 October 2012,
reducing pro-forma Basel 3
RWA equivalent by approx.
EUR 4 bn
— Contract to sell BHF to
Kleinwort Benson Group signed
on 20 September 2012
— For Cosmopolitan and Maher,
continuing to improve the
underlying operating performance
is key for successful de-risking
Largest operating assets in CI portfolio
Focus on de-risking
Assets: EUR 19.8 bn
(1)
RWA equivalent (B3): EUR 13.3 bn
(1)
25
— Largest container terminal in the Port
of New York and one of the fastest-
growing North American terminals at
Prince Rupert, B.C., Canada
— One of the world's leading players in
generic pharmaceuticals
— Recently sold to Watson
Pharmaceuticals
— Opened in
2010
— One of the
leading
luxury resort
casinos on
the Las
Vegas Strip
— German private
bank since
1854
7

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Liability transfer and funding
Overview
Rationale for transfer & observations
— Liabilities of business in run-off or for sale
— Legacy Postbank/BHW bond formats not to be
issued in future (unsecured, covered issuance
backed by registers A, B, C, E)
— Various other short-dated liabilities linked to
transferred assets (e.g. repos, CP)
— No impact from transfer on credit quality of
investment
— Transferred liabilities will partially fund NCOU
assets, residual from funding pool
— NCOU run-down expected to have a positive
impact on DB Group’s funding profile
26
Composition of transferred liabilities
Capital markets portfolio
— Primarily composed of Postbank Group
(1)
issuance with weighted average tenor of 7
years; EUR 8.4 bn to mature in the next 5 years
— Liability management may be considered in
future to accelerate maturities in line with asset
de-risking
Total: EUR 77 bn, as of 30 September 2012
26
(1) Postbank and BHW
Capital
markets
29%
Retail deposits
32%
Secured
funding &
shorts
17%
Discretionary
wholesale
2%
Financing
vehicles
12%
Other
customers
8%

Deutsche Bank Additional information

financial transparency. NCOU Analyst Call
13 December 2012
Deutsche Bank
Investor Relations
Further information on allegations about the Bank’s
bespoke trading book
28
— Some media reported allegations of a former employee concerning the valuation of the Bank’s bespoke trading book during the credit crisis
— Focused primarily on valuation of leveraged super senior trades and the possibility that collateral posted for those trades may not cover all potential losses
— None of the sources for these allegations had any responsibility for, or direct knowledge of, valuation of this trading book – or other key facts
— The Bank promptly disclosed the substance of these allegations to the SEC first and before any employee did so, including before the current “whistleblower” was even employed by the Bank and approximately ten months before he first raised some of the same allegations already disclosed
— The Bank undertook a comprehensive two-year long internal review conducted by outside counsel that concluded:
— Prior to any allegations being made, each of the issues raised by the former employees had been the subject of extensive discussion among the relevant business and control groups
— Bank personnel evaluated all available information and tools and employed their best judgment for the fair value of this trading book during unprecedented market conditions
— The risks of this book were regularly disclosed to the management and supervisory boards and the Bank’s outside auditor
— External auditors were aware of, and comfortable with, the Bank’s treatment of these issues
— The Bank remains confident that these unsubstantiated allegations of wrongdoing, which date back to March 2010, are wholly unfounded and that its valuation of the bespoke book throughout the credit crisis was reasonable and well-supported financial transparency. NCOU Analyst Call
13 December 2012
Deutsche Bank
Investor Relations
Refinement of the size of the Non Core Operations Unit
since September 2012 Investor Day
CB&S PBC CI AWM
CB&S ~6
– Population changes ~0
– Refined financials ~6
CI -
– Population changes -
– Refined financials -
PBC ~(0)
– Population changes ~1
– Refined financials ~(1)
In EUR bn In EUR bn
Note: Numbers may not add up due to rounding
(1) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%
CB&S ~(1)
– Population changes ~(1)
– Refined financials ~(1)
CI -
– Population changes -
– Refined financials -
PBC ~9
– Population changes ~12
– Refined financials ~(3)
29
~70
~35
~20
~1
137
69
44
22
2
~125
~100
~20
~13
~3
141
106
19
13
4
~135
Assets
Pro-forma Basel 3 RWA equivalent
(1)
AWM ~1
– Population changes ~0
– Refined financials ~0
AWM ~1
– Population changes ~0
– Refined financials ~1
30 June 2012
(final)
30 June 2012
(Investor Day Sep)
30 June 2012
(final)
30 June 2012
(Investor Day Sep)

financial transparency. NCOU Analyst Call
13 December 2012
Deutsche Bank
Investor Relations
This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.
Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange
Commission. Such factors are described in detail in our SEC Form 20 F of 20 March 2012 under the heading
“Risk Factors.” Copies of this document are readily available upon request or can be downloaded from
Cautionary statements
30
www.db.com/ir.